Pricing Supplement to the Prospectus dated January 5, 2007 and the
                  Prospectus Supplement dated February 28, 2007

       [RBC LOGO]                US$3,774,000
                                 Royal Bank of Canada
                                 Direct Investment Notes due December 9, 2008
                                 Linked to a Basket of Stocks

Issuer:                       Royal Bank of Canada ("Royal Bank")

Program:                      Senior Global Medium-Term Notes, Series C

Issue Date:                   November 30, 2007

Pricing Date:                 November 26, 2007

Maturity Date.                December 9, 2008

Basket: The Notes are linked to the value of an equally-weighted basket (the "Basket") of the common stocks of twenty companies (the "Underlying Stocks" and each, an "Underlying Stock"). Each Underlying Stock has a weighting of 5% of the overall basket. The initial value of the Basket will be calculated based on the closing prices of the Underlying Stocks on the Pricing Date. The names of the Underlying Stocks can be found on page P-10.

Coupon: We will not pay you interest during the term of the Notes.

Denomination:                 US$1,000 and integral multiples of US$1,000
                              thereafter (except that non-U.S. investors may be subject to higher minimums).

Payment at Maturity:          At maturity, the investor will receive an amount
                              equal to: 97.58% x Principal Amount x (Basket
                              Change + Basket Dividend Yield)

                              You could lose some or a substantial amount of your principal amount invested if there has been a decline in the value of the Underlying Stocks at maturity or if the value of the Underlying Stocks has not increased sufficiently such that the payment at maturity, including the Basket Dividend Yield, is greater than the principal amount of the Notes.

Basket Change:                The Basket Change is the equal-weighted return of
                              the Underlying Stocks. It is equal to the average of the Percentage Changes of each Underlying
                              Stock, which is calculated by dividing the sum of the Percentage Changes for each of the Underlying
                              Stocks by twenty (20).

Percentage Change:            For an Underlying Stock, at maturity, the
                              Percentage Change is calculated using the following formula:

                                                 Final Price
                                               (--------------)
                                                Initial Price

                              Where the Final Price is the closing price for the Underlying Stock on the Valuation Date and the Initial Price is the closing price for the Underlying Stock on the Pricing Date.

Basket Dividend Yield:        The Basket Dividend Yield is equal to the sum of
                              the Dividend Yields for each of the Underlying
                              Stocks, divided by 20.

Dividend Yield:               Dividend Yield means, for any Underlying Stock,
                              100% of the gross cash ordinary dividends per share of such Underlying Stock declared by the related issuer to holders of record of a share of such Underlying Stock where the date that the shares of such Underlying Stock have commenced trading ex-dividend on the relevant exchange occurs during the period from and excluding the Pricing Date to and including the Valuation Date, and expressed as a percentage of the Initial Price for that Underlying Stock. The Calculation Agent will adjust the Dividend Yield in connection with the payment of any extraordinary cash dividend on any of the Underlying Stocks or in connection with any anti-dilution adjustments with respect to any of the Underlying Stocks.

Valuation Date:               December 3, 2008

Initial Stock Prices:         The closing prices of the Underlying Stocks on the
                              Pricing Date. The calculation agent will adjust the Initial Stock Prices, in connection with any anti-dilution adjustments with respect to any of the Underlying Stocks.

Final Stock Prices:           The closing prices of the Underlying Stocks on the
                              Valuation Date.

Clearance and Settlement:     DTC global (including through its indirect
                              participants Euroclear and Clearstream, Luxembourg as described under "Description of Securities We
                              May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus).

CUSIP Number:                 78008EYH4

Listing: The Notes will not be listed on any securities exchange or quotation system.

Calculation Agent:            The Bank of New York.

Terms Incorporated In the     All of the terms appearing above the item
Master Note:                  "Listing" on the cover page of this pricing
                              supplement and the terms appearing under the caption "Specific Terms of the Note" below.

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-6 of this pricing supplement and page S-1 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the value of your Notes on the issue date.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                                                                                          Proceeds to
                              Price to Public            Agent's Commission               Royal Bank
                              ---------------            ------------------               ----------
Per Note                            100%                        1.75%                       98.25%
Total                            $3,774,000                  $66,045.00                 $3,707,955.00


                         RBC Capital Markets Corporation

                   Pricing Supplement dated November 26, 2007


                                                TABLE OF CONTENTS
Pricing Supplement
Summary..................................................................................................     P-1
Risk Factors.............................................................................................     P-6
Summary Information Regarding the Basket and the Underlying Stocks.......................................    P-10
Specific Terms of the Notes..............................................................................    P-18
Use of Proceeds and Hedging..............................................................................    P-27
Supplemental Tax Considerations..........................................................................    P-28
Supplemental Plan of Distribution........................................................................    P-30

Prospectus Supplement
About This Prospectus Supplement.........................................................................     S-1
Risk Factors.............................................................................................     S-1
Use of Proceeds..........................................................................................     S-4
Description of the Notes We May Offer....................................................................     S-5
Certain Income Tax Consequences..........................................................................    S-24
Supplemental Plan of Distribution........................................................................    S-25
Documents Filed As Part of the Registration Statement....................................................    S-30

Prospectus
Documents Incorporated by Reference......................................................................       2
Where You Can Find More Information......................................................................       3
Further Information......................................................................................       3
About This Prospectus....................................................................................       4
Presentation of Financial Information....................................................................       5
Caution Regarding Forward-Looking Information............................................................       5
Royal Bank of Canada.....................................................................................       6
Risk Factors.............................................................................................       6
Use of Proceeds..........................................................................................       6
Consolidated Ratios of Earnings to Fixed Charges.........................................................       7
Consolidated Capitalization and Indebtedness.............................................................       8
Description of Debt Securities...........................................................................       9
Tax Consequences.........................................................................................      26
Plan of Distribution.....................................................................................      38
Benefit Plan Investor Considerations.....................................................................      40
Limitations on Enforcement of U.S. Laws Against the Bank, Our Management and Others......................      41
Validity of Securities...................................................................................      41
Experts..................................................................................................      41
Supplemental Financial Statement Schedule................................................................      42
Other Expenses of Issuance and Distribution..............................................................      45

                                     SUMMARY

     The Notes (the "Notes") are medium-term notes issued by Royal Bank offering a return at maturity linked to the performance of a basket of twenty stocks. The notes are being offered at par and you will receive 100% of the principal amount invested ("Principal Amount") on the Notes at maturity only if the Basket Dividend Yield plus any adjustment to the Principal Amount from an increase in the value of the Basket exceeds 2.42%, which is the amount of commissions paid by and profits earned by Royal Bank when you purchased the Notes. If the value of the Basket depreciates, you may lose a substantial amount of your Principal Amount invested. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated January 5, 2007, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated February 28, 2007, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations:

     o Growth Potential--The Notes provide the opportunity for participation in potential increases in the performance of the Basket. You will receive 97.58% of any such gains at maturity.

     o    Investment Limited to a Basket of Stocks Comprising of the following:
          --The Notes are linked to the performance of the following Underlying Stocks.

          Underlying Stock                 Industry Group               Exchange
          ----------------------------------------------------------------------

          Amylin Pharmaceuticals (AMLN)    Therapeutics                 NASDAQ

          AMN Healthcare Services (AHS)    Human Resources              NYSE

          Cubic Corporation (CUB)          Electronics Compo/Misc.      AMEX

          Callaway Golf Co. (ELY)          Golf                         NYSE

          First Community Bancorp (FCBP)   Commercial Banks-Western US  NASDAQ

          Gen-Probe Inc. (GPRO)            Diagnostic Equipment         NASDAQ

          Halozyme Therapeutics (HALO)     Medical-Biomedical           NASDAQ

          Illumina, Inc. (ILMN)            Medical-Biomedical           NASDAQ

          Iomega Corporation (IOM)         Computers-Memory Devices     NYSE

          Isis Pharmaceuticals (ISIS)      Therapeutics                 NASDAQ

          Invitrogen Corporation (IVGN)    Medical-Biomedical           NASDAQ

          Jack in the Box Inc. (JBX)       Retail-Restaurants           NYSE

          Novatel Wireless, Inc. (NVTL)    Wireless Equipment           NASDAQ

          Realty Income Corporation (O)    REITS-Single Tenants         NYSE

          PICO Holdings, Inc. (PICO)       Water                        NASDAQ

          PriceSmart, Inc. (PSMT)          Retail-Misc/Diversified      NASDAQ

          Quidel Corporation (QDEL)        Diagnostic Kits              NASDAQ

          SAIC, Inc. (SAI)                 Consulting Services          NYSE

          Sempra Energy (SRE)              Gas-Distribution             NYSE

          ViaSat, Inc. (VSAT)              Wireless Equipment           NASDAQ

Selected Risk Considerations:

     An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

     o Market Risk--The extent to which the return on the Notes is positive or negative is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Change is positive or negative.

     o Principal at Risk--You may lose a substantial amount of your Principal Amount invested at maturity, if the value of the Basket depreciates. In addition, since the Principal Amount includes commissions paid by and profits earned by Royal Bank, you may not receive an amount greater than the amount invested even if the Basket appreciates prior to maturity, if such appreciation is not equal to such commissions plus profits. Furthermore, the Basket is composed of twenty Underlying Stocks whose prices may change unpredictably, affecting the value of your Notes in unforeseeable ways.

     o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. We have been advised by RBC Capital Markets Corporation and RBC Dain Rauscher Inc. that they intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

     o No Interest Payments--You will not receive any periodic interest payments on the Notes.

The Notes may be a suitable investment for you if:

     o You seek an investment with a return linked to the performance of the Underlying Stocks.

     o    You are willing to hold the Notes to maturity.

     o    You do not seek current income from this investment.

The Notes may not be a suitable investment for you if:

     o    You seek current income from this investment.

     o    You are unwilling to risk any loss of principal.

     o You believe the value of the Basket will decrease during the term of the Notes.

     o You prefer the lower risk and therefore accept the potentially lower returns of unindexed fixed income investments with comparable maturities and credit ratings.

     o You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     The U.S. federal income tax consequences of owning the Notes are uncertain. The Notes should be treated as pre-paid cash-settled forward contracts linked to the value of the Basket and the terms of the Notes require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. However, alternative characterizations are possible.

         For a discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental U.S. Tax Considerations" on page P-26.

         For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-27.

Sample Calculations of the Payment at Maturity

         The examples set out below are included for illustration purposes only. The prices and dividend yields of the Underlying Stocks are not estimates or forecasts of the initial stock prices and final stock prices or dividend yields of the Underlying Stocks on which the calculation of the Basket Change and payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $10,000 and that no market disruption event has occurred.

Example 1-- Calculation of the Payment at Maturity where Basket Change is positive.

         It is assumed that the initial stock price, the final stock price and the dividend yield of the Underlying Stocks are as illustrated below. The Payment at Maturity would be calculated as follows:

                                        Initial    Final
                                         Stock     Stock   Percentage  Dividend
     Underlying Stock                    Price     Price     Change      Yield
     ---------------------------------------------------------------------------

     Amylin Pharmaceuticals             $41.00      $49.20    20.0000%   0.0000%

     AMN Healthcare Services            $18.00      $20.16    12.0000%   0.0000%

     Cubic Corporation                  $42.00      $37.80   -10.0000%   0.5000%

     Callaway Golf Co.                  $17.00      $19.38    14.0000%   1.5000%

     First Community Bancorp            $46.00      $53.36    16.0000%   3.0000%

     Gen-Probe Inc.                     $64.00      $92.16    44.0000%   0.0000%

     Halozyme Therapeutics               $8.00      $10.24    28.0000%   0.0000%

     Illumina, Inc.                     $53.00      $50.35    -5.0000%   0.0000%

     Iomega Corporation                  $4.00       $5.60    40.0000%   0.0000%

     Isis Pharmaceuticals               $16.00      $23.04    44.0000%   0.0000%

     Invitrogen Corporation             $91.00     $111.02    22.0000%   0.0000%

     Jack in the Box Inc.               $28.00      $41.44    48.0000%   0.0000%

     Novatel Wireless, Inc.             $20.00      $27.00    35.0000%   0.0000%

     Realty Income Corporation          $30.00      $29.40    -2.0000%   5.0000%

     PICO Holdings, Inc.                $40.00      $34.00   -15.0000%   0.0000%

     PriceSmart, Inc.                   $30.00      $43.20    44.0000%   1.0000%

     Quidel Corporation                 $18.00      $21.96    22.0000%   0.0000%

     SAIC, Inc.                         $20.00      $22.80    14.0000%   0.0000%

     Sempra Energy                      $60.00      $57.00    -5.0000%   2.0000%

     ViaSat, Inc.                       $32.00      $35.20    10.0000%   0.0000%
                                                             ==========
                                                             376.0000%  13.0000%

                                        1
                        Basket Change = -- x 376.0000%
                                        20

                                      = 18.8000%

                                        1
                Basket Dividend Yield = -- x 13.0000%
                                        20

                                      = .6500%

                  Payment at Maturity = 97.58% x $10,000 x (1 + Basket Change +
                                        Basket Dividend Yield)

                                      = $9,758 x (1 + 18.8000% + .6500%)

                                      = $11,655.93


     $11,655.93 returned at maturity, resulting in a 16.56% return on the Note.

Example 2--    Calculation of the Payment at Maturity where Basket Change is negative.

         It is assumed that the initial stock price, the final stock price and the dividend yield of the Underlying Stocks are as illustrated below. The Payment at Maturity would be calculated as follows:

                                       Initial    Final
                                        Stock     Stock    Percentage   Dividend
     Underlying Stock                   Price     Price      Change      Yield
     ---------------------------------------------------------------------------

     Amylin Pharmaceuticals             $41.00     $38.95    -5.0000%   0.0000%

     AMN Healthcare Services            $18.00     $17.28    -4.0000%   0.0000%

     Cubic Corporation                  $42.00     $37.80   -10.0000%   0.5000%

     Callaway Golf Co.                  $17.00     $10.20   -40.0000%   1.5000%

     First Community Bancorp            $46.00     $45.08    -2.0000%   3.0000%

     Gen-Probe Inc.                     $64.00     $67.20     5.0000%   0.0000%

     Halozyme Therapeutics               $8.00      $7.68    -4.0000%   0.0000%

     Illumina, Inc.                     $53.00     $50.35    -5.0000%   0.0000%

     Iomega Corporation                  $4.00      $3.92    -2.0000%   0.0000%

     Isis Pharmaceuticals               $16.00     $23.04    44.0000%   0.0000%

     Invitrogen Corporation             $91.00    $111.02    22.0000%   0.0000%

     Jack in the Box Inc.               $28.00     $16.80   -40.0000%   0.0000%

     Novatel Wireless, Inc.             $20.00     $14.00   -30.0000%   0.0000%

     Realty Income Corporation          $30.00     $29.40    -2.0000%   5.0000%

     PICO Holdings, Inc.                $40.00     $34.00   -15.0000%   0.0000%

     PriceSmart, Inc.                   $30.00     $24.00   -20.0000%   1.0000%

     Quidel Corporation                 $18.00     $11.70   -35.0000%   0.0000%

     SAIC, Inc.                         $20.00     $21.40     7.0000%   0.0000%

     Sempra Energy                      $60.00     $57.00    -5.0000%   2.0000%

     ViaSat, Inc.                       $32.00     $32.64     2.0000%   0.0000%
                                                           ===========
                                                           -139.0000%  13.0000%

                                        1
                        Basket Change = -- x -139.0000%
                                        20

                                      = -6.9500%

                                        1
                Basket Dividend Yield = -- x 13.0000%
                                        20

                                      = .6500%

                  Payment at Maturity = 97.58% x $10,000 x (1 + Basket Change +
                                        Basket Dividend Yield)

                                      = $9,758 x (1 + (-6.9500%) + .6500%)

                                      = $9,143.25

          $9,143.25 returned at maturity, resulting in a -8.57% return on the Note.

                                  RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return at maturity of your principal amount invested in the Notes is linked to the performance of the Underlying Stocks. Investing in the Notes is not equivalent to investing directly in the Underlying Stocks. See "Summary Information Regarding the Basket and the Underlying Stocks" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

A Substantial Part of Your Investment is at Risk.

     You could lose some or a substantial amount of your principal amount invested if there has been a decline in the value of the Underlying Stocks at maturity or if the value of the Underlying Stocks plus the Basket Dividend Yield has not increased by more than 2.42% of the principal amount, which is the amount of commissions paid by and profits earned by Royal Bank when you purchased the Notes.

Any positive return in any Underlying Stock may be offset by a negative return in another Underlying Stock.

     The Notes are linked to twenty Underlying Stocks:

          Underlying Stock                                  Ticker
          ----------------------------------------------------------------

          Amylin Pharmaceuticals                            AMLN

          AMN Healthcare Services                           AHS

          Cubic Corporation                                 CUB

          Callaway Golf Co.                                 ELY

          First Community Bancorp                           FCBP

          Gen-Probe Inc.                                    GPRO

          Halozyme Therapeutics                             HALO

          Illumina, Inc.                                    ILMN

          Iomega Corporation                                IOM

          Isis Pharmaceuticals                              ISIS

          Invitrogen Corporation                            IVGN

          Jack in the Box Inc.                              JBX

          Novatel Wireless, Inc.                            NVTL

          Realty Income Corporation                         O

          PICO Holdings, Inc.                               PICO

          PriceSmart, Inc.                                  PSMT

          Quidel Corporation                                QDEL

          SAIC, Inc.                                        SAI

          Sempra Energy                                     SRE

          ViaSat, Inc.                                      VSAT

     The Underling Stocks are listed on the New York Stock Exchange, the American Stock Exchange and on the NASDAQ. Each of the Underlying Stocks is given equal weight in calculating the Percentage Change. A positive return in any Underlying Stock may be offset by a negative return in another Underlying Stock resulting in a loss of principal amount at maturity.

There May Not Be an Active Trading Market for the Notes--Sales in the Secondary Market May Result in Significant Losses.

     There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the NASDAQ Global Market or any electronic communications network. We have been advised by RBC Capital Markets Corporation and RBC Dain Rauscher Inc. that they intend to make a market in the Notes, although they are not required to do so. RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

Changes that Affect the Underlying Stocks will Affect the Market Value of the Notes and the Amount you will Receive at Maturity.

     Changes affecting the Underlying Stocks or the issuers of the Underlying Stocks, such as stock dividends, reorganizations or mergers, are reflected in the price of such Underlying Stocks and therefore could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. If events such as these occur, the calculation agent--which initially will be The Bank of New York--may adjust the initial stock price. See "Specific Terms of the Notes--Anti-Dilution Adjustments" beginning on page P-18. If the final stock price is not available because of a market disruption event or for any other reason, the calculation agent will determine the final stock price or fair market value of the Notes--and, thus, the amount payable at maturity--in a manner it considers appropriate, in its sole discretion.

Many Factors Affect the Market Value of the Notes.

     The market value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the Notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the Notes caused by another factor. We expect that the market value of the Notes will depend substantially on the amount, if any, by which the value of the Basket appreciates or depreciates. If you choose to sell your Notes when the value of the Basket exceeds the value of the Basket on the Pricing Date, you may receive less than the amount that would be payable at maturity based on this level. We believe that other factors that may influence the value of the Notes include:

     o    the market prices of the Underlying Stocks;

     o    the dividend rate paid on Underlying Stocks;

     o our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market; and

     o economic, financial, political, regulatory, or judicial events that affect the market prices of the Underlying Stocks or that affect stock markets generally.

Historical Performance of the Underlying Stocks Should Not Be Taken as an Indication of the Future Performance of the Underlying Stocks During the Term of the Notes.

     The trading prices of the Underlying Stocks will principally determine the value of the Notes at maturity. The historical performance of each Underlying Stock does not give an indication of the future performance of each Underlying Stock. As a result, it is impossible to predict whether the price of any Underlying Stock will rise or fall. The prices of the Underlying Stocks will be influenced by complex and interrelated political, economic, financial and other factors.

Trading and Other Transactions by Royal Bank or its Affiliates in the Underlying Stocks, or in Options or Other Derivative Products Limited to One or More of the Underlying Stocks or the Index May Impair the Market Value of the Notes.

     As described below under "Use of Proceeds and Hedging" on page P-28, we or one or more affiliates may hedge our obligations under the Notes by purchasing or selling the Underlying Stocks and derivative instruments linked to the Underlying Stocks and we may adjust these hedges by, among other things, purchasing or selling Underlying Stocks or derivative instruments linked to one or more of the Underlying Stocks at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of one or more of the Underlying Stocks and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns form these hedging activities while the market value of the Notes declines.

     We or one or more of our affiliates may also engage in trading in Underlying Stocks and other improvements relating to one or more of the Underlying Stocks on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of one or more of the Underlying Stocks and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of one or more of the Underlying Stocks. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest.

     As noted above, we and our affiliates expect to engage in trading activities related to one or more of the Underlying Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of one or more of the Underlying Stocks, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Underlying Stocks, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates' obligations and the interests of holders of the Notes as beneficial owners of the Notes. Moreover, we and our affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Underlying Stocks. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the market prices of the Underlying Stocks and, therefore, the market value of the Notes.

You Will Not Receive Interest Payments on the Notes or Dividend Payments on the Underlying Stocks or Have Shareholder Rights in the Underlying Stocks.

     You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the Underlying Stocks (other than the Basket Dividend Yield which is reflected in the Payment at Maturity). As an owner of the Notes, you will not have voting rights or any other rights that holders of Underlying Stocks may have. In addition, you will have no right to receive shares of any of the Underlying Stocks in exchange for your Notes on the Maturity Date.

The Calculation Agent Can Postpone the Calculation of the Final Stock Price for a Particular Underlying Stock on the Maturity Date if a Market Disruption Event Occurs on the Valuation Date.

     The determination of the final stock price for the Underlying Stocks may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the Valuation Date for one or more of the Underlying Stocks. If such a postponement occurs, the calculation agent will use the closing price of the particular Underlying Stock on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days.

     If the determination of the final stock price for the Underlying Stocks is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the final stock price will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the final stock price that would have prevailed in the absence of the market disruption event. See "Specific Terms of the Notes--Consequences of Market Disruption Events" beginning on page P-18.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

     The Calculation Agent will, among other things, decide the amount of your payment at maturity on the Notes. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "Specific Terms of the Notes--Role of Calculation Agent". The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Underlying Stocks has occurred. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

     The tax treatment of the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the sections entitled "Summary--What Are the Tax Consequences?" and "Supplemental Tax Considerations" in this pricing supplement, and the section "Certain Income Tax Consequences" in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Non-U.S. Investors May Be Subject to Certain Additional Risks

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

       SUMMARY INFORMATION REGARDING THE BASKET AND THE UNDERLYING STOCKS

     The following is a description of the Basket of Underlying Stocks. We have obtained all information regarding the Basket contained in this pricing supplement from publicly available information. We make no representation or warranty as to the accuracy or completeness of such information. You, as an investor in the Notes, should make your own investigation into the Underlying Stocks.

The Underlying Stocks

     The twenty stocks included in the Basket, each with a weighting of 5%, and each of which is listed on the New York Stock Exchange, American Stock Exchange and the NASDAQ, are listed in the table below, together with each stock's industry group as determined by Bloomberg L.P., its ticker symbol, its approximate market capitalization and its closing price on November 26, 2007.

                                                                            Closing Price
                                                                            (November 26,      Market Cap in
Underlying Stock                 Industry Group               Ticker             2007)             (mm)
-----------------------------------------------------------------------------------------------------------
Amylin Pharmaceuticals           Therapeutics                  AMLN           $   38.80        $  5250.64

AMN Healthcare Services          Human Resources               AHS            $   16.54        $   558.74

Cubic Corporation                Electronics Compo/Misc.       CUB            $   35.69        $   991.3

Callaway Golf Co.                Golf                          ELY            $   15.66        $  1055.94

First Community Bancorp          Commer. Banks-Western US      FCBP           $   42.54        $  1209.56

Gen-Probe Inc.                   Diagnostic Equipment          GPRO           $   62.35        $  3297.21

Halozyme Therapeutics            Medical-Biomedical            HALO           $    7.39        $   575.93

Illumina, Inc.                   Medical-Biomedical            ILMN           $   51.23        $  2833.48

Iomega Corporation               Computers-Memory Devices      IOM            $    3.70        $   197.15

Isis Pharmaceuticals             Therapeutics                  ISIS           $   17.06        $  1517.28

Invitrogen Corporation           Medical-Biomedical            IVGN           $   93.69        $  4355.31

Jack in the Box Inc.             Retail-Restaurants            JBX            $   30.12        $  1781.63

Novatel Wireless, Inc.           Wireless Equipment            NVTL           $   15.16        $   510.23

Realty Income Corporation        REITS-Single Tenants          O              $   27.62        $  2803.76

PICO Holdings, Inc.              Water                         PICO           $   38.54        $   718.70

PriceSmart, Inc.                 Retail-Misc/Diversified       PSMT           $   29.79        $   874.55

Quidel Corporation               Diagnostic Kits               QDEL           $   18.18        $   612.08

SAIC, Inc.                       Consulting Services           SAI            $   19.36        $  8405.45

Sempra Energy                    Gas-Distribution              SRE            $   60.93        $ 16011.43

Viasat, Inc.                     Wireless Equipment            VSAT           $   31.12        $   961.28

Historical Performance of the Basket

     The total performance of the Basket, which includes both price return and dividend income, over a one-year period commencing on November 24, 2006 and ending on November 26, 2007 is shown below. Although the graphs below show a date range of November 24, 2006 through November 27, 2007, the total performance of the Basket and the total return data, dividend income included, taken from those graphs, is for the period from November 24, 2006 through November 26, 2007. During this period, the Basket realized a total return of 29.43%, dividend income included. Assuming that the value of the Basket for the date ending on November 24, 2006 was 100, the value of the Basket on November 26, 2007 would have been 129.43, which would equate to a total return of 29.43%, dividend income included. By comparison, during the same period, the S&P 500 Index realized a total return of approximately .45%, dividend income included. The following graphs present the performance of the Basket as well as the S&P 500 during this period.

                              Indexed Total Return
                           Nov 24, 2006 - Nov 27, 2007
                              Index: Eln-58-Din.Prt
                                 [CHART OMITTED]


                              Indexed Total Return
                           Nov 24, 2006 - Nov 27, 2007
                      S&P 500 Index (Operating Basis) (SPX)
                                 [CHART OMITTED]


     The information above is provided to help you evaluate the historical behavior of the Basket so that you can make an informed decision with respect to an investment in the Notes. Historical performance of the Underlying Stocks will not necessarily predict future performance of the Underlying Stocks or the Notes. The source of the data displayed in these charts is Bloomberg L.P. and its accuracy cannot be guaranteed.

Information Regarding the Issuers of the Common Stocks and Other Equity Securities Comprising the Basket

     Each of the common stocks comprising the Basket is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding each of the common stocks comprising the Basket may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

     The following information regarding each of the issuers of the common stocks comprising the Basket is derived from reports filed by these issuers with the SEC and other publicly available information.

     We make no representation or warranty as to the accuracy or completeness of reports filed by the issuers with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.

Amylin Pharmaceuticals

     Amylin Pharmaceuticals, Inc. is a biopharmaceutical company engaged in the discovery, development and commercialization of medicines for the treatment of diabetes, obesity and other diseases. The Company has developed and gained approval for two products: BYETTA (exenatide) injection and SYMLIN (pramlintide acetate) injection. In addition to its marketed products, the Company has ongoing programs in pharmaceutical discovery and development, including late-stage programs for diabetes and obesity. The Company is working with Eli Lilly and Company (Lilly) and Alkermes, Inc. (Alkermes) to develop a sustained-release formulation of exenatide, which it refers to as Exenatide LAR, to enable once-weekly administration of exenatide for the treatment of type 2 diabetes. It has four ongoing clinical trials designed to evaluate compounds as new treatments for obesity.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-19700.

AMN Healthcare Services, Inc.

     AMN Healthcare Services, Inc. (AMN) is a temporary healthcare staffing company operating in the United States. It provides travel nurse staffing services, locum tenens (temporary physician staffing) and physician permanent placement services. AMN recruits physicians, nurses and allied health professionals throughout the United States and internationally, and places them on variable lengths of assignments and in permanent positions at acute care hospitals, physician practice groups and other healthcare facilities in the United States. Effective April 1, 2006, the Company began operating through three business segments: nurse and allied healthcare staffing; locum tenens staffing, and physician permanent placement services. Prior to April 1, 2006, it operated through two segments: nurse and allied healthcare staffing and physician staffing. As of December 31, 2006, AMN had healthcare professionals on assignment at over 2,000 different healthcare facility clients.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-09102.

Cubic Corporation

     Cubic Corporation (Cubic) designs, develops, manufactures and installs defense electronics and transportation fare collection systems. The Company's products include equipment for use in customized military range instrumentation, training and applications systems, simulators, communications and surveillance systems, surveillance receivers, power amplifiers and avionics systems, and automated revenue collection systems, including contactless smart cards, passenger gates, central computer systems and ticket vending machines for mass transit networks, including rail systems, buses and parking applications. Cubic also performs a variety of services, such as computer simulation training, distributed interactive simulation and development of military training doctrine, as well as field operations and maintenance. The Company manufactures replacement parts for the products it produces. In addition, Cubic operates a corrugated paper converting facility.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-08931.

Callaway Golf Company

     Callaway Golf Company (Callaway Golf) with its subsidiaries, designs, manufactures and sells golf clubs (drivers, fairway woods, irons, wedges and putters) and golf balls. The Company also sells golf accessories, such as golf bags, golf gloves, golf headwear, travel covers and bags, golf towels and golf umbrellas. It generally sells its products to golf retailers, sporting goods retailers and mass merchants, directly and through wholly owned subsidiaries and to third-party distributors. The Company also sells pre-owned golf products through its Website. In addition, in November of 2006, the Company launched an online store, where consumers can place an order for Callaway Golf and Odyssey products through its Website Shop, CallawayGolf.com and have the order fulfilled by a local participating retailer, or in limited circumstances, by the Company. Its products are sold in the United States and in over 100 countries around the world.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-10962.

First Community Bancorp

     First Community Bancorp (First Community) serves as a holding company for its banking subsidiaries. As of December 31, 2005, those subsidiaries were First National Bank and Pacific Western National Bank. As of February 23, 2007, the Company had one wholly owned banking subsidiary, Pacific Western, with 63 branches located in Los Angeles, Orange, Riverside, San Bernardino and San Diego Counties, California. Pacific Western's business includes the asset-based lending and accounts receivable factoring division, doing business as First Community Financial, with a loan production office in Phoenix, Arizona and marketing offices in Austin, Texas and Los Angeles and Orange Counties, California. On January 4, 2006, the Company acquired Cedars Bank. On May 9, 2006, the Company acquired Foothill Independent Bancorp.On October 26, 2006, it merged with Community Bancorp Inc. In June 2007, First Community acquired Business Finance Capital Corporation, a commercial finance company.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-30747.

Gen-Probe Incorporated

     Gen-Probe Incorporated (Gen-Probe) is engaged in the development, manufacture and marketing of nucleic acid probe-based products used for the clinical diagnosis of human diseases and for screening donated human blood. The Company also develops and manufactures nucleic acid probe-based products for the detection of harmful organisms in the environment and in industrial processes. Gen-Probe markets and sells its clinical diagnostic products in the United States directly and outside the United States through distributors, and the Company markets and sells its other products through collaborative partners. It generates revenues primarily from sales of clinical diagnostic and blood screening assays. Gen-Probe's clinical diagnostic products are marketed to clinical laboratories, public health institutions and hospitals in the United States, Canada and certain countries in Europe. Its blood screening products are marketed and distributed worldwide by Novartis Vaccines & Diagnostics, Inc.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-31279.

Halozyme Therapeutics, Inc.

     Halozyme Therapeutics, Inc. (Halozyme) is a biopharmaceutical company dedicated to the development and commercialization of recombinant human enzymes for the drug delivery, palliative care, oncology and infertility markets. Halozyme has two United States Food and Drug Administration (FDA)-approved products, Cumulase, a product used for in vitro fertilization (IVF), and Hylenex, an agent for drug and fluid infusion. The Company launched Cumulase in June 2005, and transitioned from a development-stage organization to a commercial entity.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-32335.

Illumina, Inc.

     Illumina, Inc. develops, manufactures and markets next-generation, life-science tools and systems for the large-scale analysis of genetic variation and biological function. The Company provides a line of products and services that serve the sequencing, genotyping and gene expression markets. Its customers include genomic research centers, pharmaceutical companies, academic institutions, clinical research organizations and biotechnology companies. The Company's tools provide researchers worldwide to perform genetic tests needed to extract valuable medical information from advances in genomics and proteomics. On January 26, 2007, the Company completed the acquisition of Solexa, Inc. (Solexa). Solexa develops and commercializes genetic analysis technologies used to perform a range of analyses, including whole genome resequencing, gene expression analysis and small ribonucleic acid (RNA) analysis.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-30361.

Iomega Corporation

     Iomega Corporation, incorporated in 1980, designs and markets products that help its customers protect, secure, capture and share their valuable digital information. The Company's principal products include magnetic drives and disks marketed under the Zip and REV trademarks, portable, desktop, mini and network hard disk drives (HDD) and networked attached storage (NAS) servers. Iomega also sells optical drives marketed under the Iomega CD-RW and Iomega DVD rewritable trademarks, and Iomega Mini and Micro Mini USB flash drives, Iomega Floppy USB drives and various software titles. Retail outlets for the Company's products include computer superstores, consumer electronic superstores, mail order catalogs, office supply superstores, specialty computer stores and online vendors. In addition, the Company has sales relationships with a variety of companies within the computer and consumer electronics industries. Iomega also sells its products through its Website, www.iomega.com.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-12333

Isis Pharmaceuticals

     Isis Pharmaceuticals, Inc. is a biopharmaceutical company exploiting ribonucleic acid (RNA)-based drug discovery technologies to create a class of drugs to treat important diseases. The Company, with its primary technology, antisense, creates inhibitors, called oligonucleotides, designed to hybridize, with a high degree of specificity to their RNA target and modulate the production of specific proteins associated with disease. Separately, within the Company's Ibis Biosciences, Inc. subsidiary, Isis Pharmaceuticals, Inc. has developed a biosensor system, called the Ibis T5000 Biosensor System, which can simultaneously identify from a sample a range of infectious organisms without needing to know beforehand what might be present in the sample. It is commercializing the Ibis T5000 Biosensor System for use in biodefense, forensics, epidemiological surveillance, infectious disease research, hospital-associated infection control. In September 2007, the Company acquired Symphony GenIsis.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-19125.

Invitrogen Corporation

     Invitrogen Corporation (Invitrogen) is a developer, manufacturer and marketer of research tools in reagent, kit and high-throughput applications forms to customers engaged in life sciences research, drug discovery, diagnostics and the commercial manufacture of biological products. It is also a supplier of sera, cell and tissue culture media and reagents used in life sciences research, as well as in processes to grow cells in the laboratory and produce pharmaceuticals and other proteins. The Company's products include gel-based separations technologies, antibodies and protoarrays. It divides its target customer base into two categories: life science researchers and commercial producers of biopharmaceutical and other proteins. During the year ended December 31, 2006, Invitrogen acquired Sentigen Holding Corp. On February 1, 2007, Invitrogen sold its subsidiary, BioSource Europe, S.A. In April 2007, the Company sold its BioReliance business unit to Avista Capital Partners.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-25317

Jack in the Box Inc.

     Jack in the Box Inc. owns, operates and franchises Jack in the Box quick-service hamburger restaurants and Qdoba Mexican Grill (Qdoba) fast-casual restaurants. As of October 1, 2006, the Jack in the Box system included 2,079 restaurants, of which 1,475 were Company operated and 604 were franchise-operated. Jack in the Box restaurants are located primarily in the western and southern United States. As of October 1, 2006, the Qdoba Mexican Grill system included 318 fast-casual restaurants in 40 states, of which 70 were Company operated and 248 were franchise-operated. The Company operates its business in two operating segments, Jack in the Box and Qdoba. The Company's primary source of revenue is from retail sales at Company operated restaurants.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-09390

Novatel Wireless, Inc.

     Novatel Wireless, Inc. is a provider of wireless broadband access solutions for the worldwide mobile communications market. The Company's range of products includes third generation wireless personal computer card modems, embedded modems, communications software and Fixed-Mobile Convergence solutions for wireless network operators, infrastructure providers, distributors, original equipment manufacturers, and vertical markets worldwide. Through the integration of its hardware and software, its products are designed to operate on a majority of global wireless networks, and provide mobile subscribers with secure and convenient high-speed access to corporate, public and personal information through the Internet and enterprise networks. Novatel Wireless also offers software engineering, integration and design services to its customers to facilitate the use of its products.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-31659

Realty Income Corporation

     Realty Income Corporation, The Monthly Dividend Company, operates as an equity real estate investment trust (REIT). As of December 31, 2006, the Company owned a diversified portfolio, of 1,955 retail properties; an occupancy rate of 98.7%, or 1,929 properties occupied of the 1,955 properties in the portfolio; leased to 103 different retail chains doing business in 29 separate retail industries; located in 48 states; with over 16.7 million square feet of leasable space, and with an average leasable retail space per property of 8,600 square feet. Of the 1,955 properties in the portfolio, 1,948 (99.6%) were single-tenant, retail properties and the remaining five were multi-tenant, distribution and office properties. During the year ended December 31, 2006, 1,923 (98.7%) of the 1,948 single-tenant properties were leased with a weighted average remaining lease term (excluding extension options) of approximately 12.9 years.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-13374

PICO Holdings, Inc.

     PICO Holdings, Inc. (PICO) is a diversified holding company whose major activities include owning and developing water rights and water storage operations in the southwestern United States through Vidler Water Company, Inc. (Vidler); owning and developing land and the related mineral rights and water rights in Nevada through Nevada Land & Resource Company, LLC (Nevada Land), and acquiring and financing businesses. In addition, the Company has insurance operations in run off, comprising the activities of Citation Insurance Company (Citation) and Physicians Insurance Company of Ohio (Physicians). During the year ended December 31, 2006, the Company's majority-owned subsidiary HyperFeed Technologies, Inc. (HyperFeed) filed for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code. Consequently, HyperFeed is recorded as a discontinued operation for 2006.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 033-36383

PriceSmart, Inc.

     PriceSmart, Inc. is engaged in international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. It owns and operates United States-style membership shopping warehouse clubs through majority or wholly owned ventures operating in Central America and the Caribbean using the trade name PriceSmart. At August 31, 2006, the total number of consolidated warehouse clubs in operation was 23 operating in 11 countries and one United States territory. During the fiscal year ended August 31, 2006, it acquired the 32.5% of minority interests in PriceSmart Jamaica, increasing the Company's ownership to 100%. In fiscal 2006, it acquired an additional 5% interest in its PriceSmart Trinidad subsidiary, increasing its ownership to 95% from 90%. PriceSmart, Inc. announced that it sold its 50% interest in PSMT Mexico, S.A. de C.V. (PSMT Mexico) to Grupo Gigante, S.A.B. de C.V. PSMT Mexico is a joint venture between the Company and Grupo Gigante.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-22793

Quidel Corporation

     Quidel Corporation is engaged in the development, manufacturing and marketing of rapid diagnostic solutions at the professional point-of-care (POC) in infectious diseases and reproductive health. The Company focuses on POC testing solutions specifically developed for the physician office lab and acute care markets globally. It sells its products to professionals for use in physician offices, hospitals, clinical laboratories and wellness screening centers. In addition to its rapid diagnostic business, the Company also develops research products through its Specialty Products Group (the SPG), with an emphasis on potential future rapid test applications. The SPG is responsible for more than 100 of its clinical and research products used worldwide in reference laboratories and in research applications at universities and biotechnology companies. The Company markets its products in the United States through a network of national and regional distributors, supported by a direct sales force.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-10961

SAIC, Inc.

     Saic, Inc. is a provider of scientific, engineering, systems integration and technical services and solutions to all branches of the United States military, agencies of the United States Department of Defense (DoD), the intelligence community, the United States Department of Homeland Security (DHS) and other United States Government civil agencies, as well as to customers in commercial markets. It has three segments: Government, Commercial, and Corporate and Other. Its business units are aggregated into the Government or Commercial segments, depending on the nature of the customer, the contractual requirements and the regulatory environment governing the business units' services. The Company generated 88% of its total consolidated revenues from contracts with the United States Government during the fiscal year ended January 31, 2007. In August 2007, it acquired Benham Investment Holdings, LLC and its subsidiaries. In September 2007, it acquired Scicom Technologies Private Limited.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-33072

Sempra Energy

     Sempra Energy (Sempra) is an energy services holding company that, through its subsidiaries, develops energy infrastructure, operate utilities, and provide related products and services to more than 29 million consumers in the United States, Europe, Canada, Mexico, South America and Asia. The Company has five separately managed segments comprising Southern California Gas Company (SoCalGas), San Diego Gas & Electric Company (SDG&E), Sempra Commodities, Sempra Generation and Sempra Pipelines & Storage. SoCalGas and SDG&E are collectively referred to as the Sempra Utilities. In July 2006, the Company's Subsidiary, Sempra Generation Sold Coleto Creek Power and Other Topaz Power Assets.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-14201

ViaSat, Inc.

     ViaSat, Inc. is a provider of advanced digital satellite communications and other wireless and secure networking and signal processing equipment and services to the government and commercial markets. The Company is organised principally in two segments: government and commercial. The government business encompasses specialized products principally serving defense customers and includes data links, tactical networking and information assurance, and government satellite communication systems (GSS). The commercial business consists of two business product groups: satellite networks and antenna systems. Its commercial business focuses on providing an end-to-end capability to provide customers with satellite communication equipment solutions.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-21767

                           SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Description of the Securities We May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series C" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee, as amended, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below.

Coupon

     We will not pay you interest during the term of the Notes.

Denomination

     We will offer the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums, including certain investors who are residents of countries located in the Eurozone, for whom the minimum may be $50,000).

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

     At maturity, you will receive a cash payment equal to 97.58% x Principal Amount x (Basket Change + Basket Dividend Yield).

     The "Basket Change" is the equal-weighted return of the Underlying Stocks. It is equal to the average of the Percentage Changes of each Underlying Stock, which is calculated by dividing the sum of the Percentage Changes for each of the Underlying Stocks by twenty (20).

     The "Percentage Change" for each Underlying Stock and will be calculated as follows:

                                   Final Price
                                (--------------)
                                  Initial Price

Where the Final Price is the closing price for the Underlying Stock on the Valuation Date and the Initial Price is the closing price for the Underlying Stock on the Pricing Date.

Basket Dividend Yield

     The Basket Dividend Yield is equal to the sum of the Dividend Yields for each of the Underlying Stocks, divided by 20.

Dividend Yield

     Dividend Yield means, for any Underlying Stock, 100% of the gross cash ordinary dividends per share of such Underlying Stock declared by the related issuer to holders of record of a share of such Underlying Stock where the date that the shares of such Underlying Stock have commenced trading ex-dividend on the relevant exchange occurs during the period from and excluding the Pricing Date to and including the Valuation Date, and expressed as a percentage of the Initial Price for that Underlying Stock. The Calculation Agent will adjust the Dividend Yield in connection with the payment of any extraordinary cash dividend on any of the Underlying Stocks.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the fourth business day before this applicable day does not qualify as the Valuation Date in respect of any Underlying Stock, then the maturity date will be the fourth business day following the final valuation date. The calculation agent may postpone a Valuation Date--and therefore the maturity date--if a market disruption event occurs or is continuing on a day that would otherwise be the Valuation Date. We describe market disruption events under "--Consequences of Market Disruption Events" below.

Valuation Date

     The Valuation Date means, in respect of an Underlying Stock, the Valuation Date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Valuation Date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Consequences of Market Disruption Events

     The calculation agent will determine the final stock price for each Underlying Stock on the Valuation Date. As described above, the Valuation Date may be postponed, and thus the determination of the final stock price may be postponed, if the calculation agent determines that, on the Valuation Date, a market disruption event has occurred or is continuing for one or more of the Underlying Stocks. If such a postponement occurs, the calculation agent will use the closing price of the particular Underlying Stock on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the final stock price be postponed by more than ten business days.

     If the determination of the final stock price is postponed to the last possible day, but a market disruption event for one or more of the Underlying Stocks occurs or is continuing on that day, that day will nevertheless be the date on which the final stock price will be determined by the calculation agent.

In such an event, the calculation agent will make a good faith estimate in its sole discretion of the final stock price that would have prevailed in the absence of the market disruption event.

     Any of the following will be a market disruption event:

          o a suspension, absence or material limitation of trading in the relevant Underlying Stock for more than two hours or during the one-half hour before the close of trading in the relevant market, as determined by the calculation agent in its sole discretion;

          o in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging."

     The following events will not be market disruption events:

          o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

          o a decision to permanently discontinue trading in one or more of the Underlying Stocks.

Anti-Dilution Adjustments

     Initially, the initial stock price for each stock will be the closing price of that stock on the Pricing Date. However, the calculation agent will adjust the initial stock price for each stock if any of the dilution events described below occurs with respect to that stock.

     The calculation agent will adjust the initial stock price for each stock as described below, but only if an event below under this "--Anti-Dilution Adjustments" section occurs with respect to that stock and only if the relevant event occurs during the period described under the applicable subsection. The initial stock price for each stock will be subject to the adjustments described below, independently and separately, with respect to the dilution events that affect the stock.

     If more than one anti-dilution event requiring adjustment occurs with respect to the initial stock price for a stock, the calculation agent will adjust that initial stock price for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the initial stock price for the first event, the calculation agent will adjust the initial stock price for the second event, applying the required adjustment to the initial stock price as already adjusted for the first event, and so on for each event. If an event requiring an anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and us, relative to your Note, that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments as necessary to ensure an equitable result.

Stock Splits and Stock Dividends

     A stock split is an increase in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. When a corporation pays a stock dividend, it issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock split or stock dividend.

     If a stock that is an Underlying Stock is subject to a stock split or receives a stock dividend, then the calculation agent will adjust the initial stock price by dividing the prior initial stock price--that is, the initial stock price before the stock split or stock dividend--by the number equal to:
(1) the number of shares of the stock outstanding immediately after the stock split or stock dividend becomes effective; divided by (2) the number of shares of the stock outstanding immediately before the stock split or stock dividend becomes effective. The initial stock price will not be adjusted, however, unless:

          o in the case of a stock split, the first day on which the stock trades without the right to receive the stock split occurs after the Pricing Date and on or before the valuation date on which the stock's individual stock return is calculated; or

          o in the case of a stock dividend, the ex-dividend date occurs after the Pricing Date and on or before the valuation date on which the stock's individual stock return is calculated.

     The ex-dividend date for any dividend or other distribution with respect to a stock is the first day on which the stock trades without the right to receive that dividend or other distribution.

Reverse Stock Splits

     A reverse stock split is a decrease in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share will be worth more as a result of a reverse stock split.

     If a stock that is an Underlying Stock is subject to a reverse stock split, then the calculation agent will adjust the initial stock price by multiplying the prior initial stock price by a number equal to: (1) the number of outstanding shares of the stock outstanding immediately before the reverse stock split becomes effective; divided by (2) the number of shares of the stock outstanding immediately after the reverse stock split becomes effective. The initial stock price will not be adjusted, however, unless the reverse stock split becomes effective after the date of this pricing supplement and on or before the valuation date on which the stock's individual stock return is calculated.

Extraordinary Dividends

     Any distribution or dividend on the Underlying Stock determined by the calculation agent to be a distribution or dividend that is not in the ordinary course of the issuer's historical dividend practices will be deemed to be an extraordinary dividend. The calculation agent will determine if the dividend is an extraordinary dividend and, if so, the amount of the extraordinary dividend. Each outstanding share will be worth less as a result of an extraordinary dividend. The calculation agent will also adjust the Dividend Amount of an Underlying Stock in connection with the payment of any extraordinary cash dividend on that stock.

     If any extraordinary dividend occurs with respect to a stock, the calculation agent will adjust the initial stock price to equal the product of:
(1) the prior initial stock price, times (2) a fraction, the numerator of which is the amount by which the closing price of the stock on the business day before the ex-dividend date exceeds the extraordinary dividend amount and the denominator of which is the closing price of the stock on the business day before the ex-dividend date. The initial stock price will not be adjusted, however, unless the ex-dividend date occurs after the trade date and on or before the Valuation Date on which the stock's individual stock return is calculated.

     The extraordinary dividend amount with respect to an extraordinary dividend for a stock equals:

          o for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the stock minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the stock; or

          o for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

     To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution on a stock that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the initial stock price only as described under "--Stock Splits and Stock Dividends" above, "--Transferable Rights and Warrants" below or "--Reorganization Events" below, as the case may be, and not as described here.

Transferable Rights and Warrants

     If the issuer of an Underlying Stock issues transferable rights or warrants to all holders of that stock to subscribe for or purchase the stock at an exercise price per share that is less than the closing price of the stock on the business day before the ex-dividend date for the issuance, then the applicable initial stock price will be adjusted by multiplying the prior initial stock price by the following fraction:

          o the numerator will be the number of shares of the stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the stock that the aggregate offering price of the total number of shares of the stock so offered for subscription or purchase would purchase at the closing price of the stock on the business day before that ex-dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the business day before that ex-dividend date.

          o the denominator will be the number of shares of the stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the stock offered for subscription or purchase under those transferable rights or warrants.

     An initial stock price will not be adjusted, however, unless the ex-dividend date described above occurs after the trade date and on or before the valuation date on which the individual stock return is calculated.

Reorganization Events

     If a stock issuer undergoes a reorganization event in which property other than the stock--e.g., cash and securities of another issuer--is distributed in respect of the stock, then, for purposes of calculating the performance rate of that stock, the calculation agent will determine the closing price of such stock on each valuation date to equal the value of the cash, securities and other property distributed in respect of one share of the stock.

     If the calculation agent determines that, by valuing such cash, securities and other property, a commercially reasonable result is not achieved, then the calculation agent will, in its sole discretion, substitute another stock for that stock.

     Each of the following is a reorganization event with respect to a stock:

          o    the stock is reclassified or changed;

          o the stock issuer has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding stock is exchanged for or converted into other property;

          o a statutory share exchange involving the outstanding stock and the securities of another entity occurs, other than as part of an event described in the two bullet points above;

          o the stock issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

          o the stock issuer effects a spin-off--that is, issues to all holders of the stock equity securities of another issuer, other than as part of an event described in the four bullet points above;

          o the stock issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law; or

          o another entity completes a tender or exchange offer for all the outstanding stock of the stock issuer.

Valuation of Distribution Property

     If a reorganization event occurs with respect to a stock that is an Underlying Stock, and the calculation agent does not substitute another stock for that stock as described in "--Substitution" below, then the calculation agent will determine the applicable closing price on each Valuation Date so as to equal the value of the property--whether it be cash, securities or other property--distributed in the reorganization event in respect of one share of the stock, as such stock existed before the date of the reorganization. We refer to the property distributed in a reorganization event as distribution property, a term we describe in more detail below. The calculation agent will not make any determination for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the trade date and on or before the Valuation Date on which the individual stock return is calculated.

     For the purpose of making a determination required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a security, the calculation agent will use the closing price for the security on the relevant date. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of the applicable stock may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

     If a reorganization event occurs and the calculation agent adjusts the closing price of a stock on a Valuation Date to equal the value of the distribution property distributed in the event, as described above, the calculation agent will make further determinations for later events that affect the distribution property considered in determining the closing price. The calculation agent will do so to the same extent that it would make determinations if the applicable stock were outstanding and were affected by the same kinds of events.

     For example, if a stock issuer merges into another company and each share of the stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, then on each Valuation Date the closing price of a share of the stock will be determined to equal the value of the two common shares of the surviving company plus the specified amount of cash. The calculation agent will further determine the common share component of such closing price to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in "--Anti-Dilution Adjustments" or as described above in this "--Reorganization Events" section as if the common shares were the stock. In that event, the cash component will not be redetermined but will continue to be a component of the closing price.

     When we refer to distribution property, we mean the cash, securities and other property distributed in a reorganization event in respect of each stock or in respect of whatever securities whose value determines the closing price on a valuation date if any adjustment resulting from a reorganization event has been made in respect of a prior event. In the case of a spin-off, the distribution property also includes the original stock in respect of which the distribution is made.

     If a reorganization event occurs, the distribution property distributed in the event will be substituted for the applicable stock as described above. Consequently, in this terms supplement, when we refer to a stock, we mean any distribution property that is distributed in a reorganization event in respect of that stock. Similarly, when we refer to a stock issuer, we mean any successor entity in a reorganization event.

Substitution

     If the calculation agent determines that a commercially reasonable result is not achieved by valuing distribution property with respect to a stock that becomes subject to a reorganization event, then the calculation agent will, in its sole discretion, substitute another stock for that stock. In such case, the adjustments described above in "--Valuation of Distribution Property" will not apply.

     If the calculation agent so determines, it may choose, in its sole discretion, the stock of a different company listed on a national securities exchange or quotation system as a substitute for such stock. For all purposes, the substitute stock will be deemed to be a stock for purposes hereof.

     The calculation agent will determine, in its sole discretion, the initial stock price and/or the manner of valuation of the substitute stock. The calculation agent will have the right to make such adjustments to the calculation of the individual stock performance as it determines in its sole discretion are necessary to preserve as nearly as possible our and your relative economic position prior to the reorganization event.

Payment of Additional Amounts

     We will pay any amounts to be paid by us on the Notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings ("taxes") now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the Notes, we will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

     However, no Additional Amounts will be payable with respect to a payment made to a holder of a Note, which we refer to as an "Excluded Holder", in respect of a beneficial owner:

         (i) with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

         (ii) which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder's activity in connection with purchasing the Notes, the holding of Notes or the receipt of payments thereunder;

         (iii) which presents such Note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a Note for payment on the last day of such 30 day period); for this purpose, the "relevant date" in relation to any payments on any Note means:

                  (a)  the due date for payment thereof, or

                  (b) if the full amount of the monies payable on such date has not been received by the Trustee on or prior to such due date, the date on which the full amount of such monies having been so received, notice to that effect is duly given to holders of the Notes in accordance with the Indenture; or

          (iv) who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the Notes at maturity.

     We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the Trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the Trustee. We will indemnify and hold harmless each holder of Notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes, and
(y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder's net income or capital.

     For additional information, see the section entitled "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations".

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount".

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

Default Amount

     The default amount for the Notes on any day will be an amount, in U.S. dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest--or, if there is only one, the only--quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

Role of Calculation Agent

     The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the initial stock prices, the final stock prices, the percentage change, the aggregate dividend amount and the principal amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to one or more of the Underlying Stocks and/or listed and/or over-the-counter derivative instruments linked to one or more of the Underlying Stock prior to or on the Pricing Date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

     o    acquire or dispose of Underlying Stocks;

     o acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the price of any Underlying Stock; or

     o    any combination of the above two.

     We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates may close out our or their hedge on or before the Valuation Date. That step may involve sales or purchases of Underlying Stock or over-the-counter derivative instruments linked to one or more of the Underlying Stocks.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS


     The following is a general description of certain tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     The discussion below supplements the discussion under "Certain Income Tax Consequences--Certain United States Federal Income Tax Consequences" in the accompanying prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus supplement).

     The treatment of your Note for U.S. federal income tax purposes is uncertain. The Note should be treated as a pre-paid cash-settled forward contract linked to the value of the Basket and the terms of your Note require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat your Note for all tax purposes in accordance with such characterization. If your Note is so treated, you will likely recognize capital gain or loss upon the sale or maturity of your Note (which will be long-term capital gain or loss if you hold your Note for more than one year) in an amount equal to the difference between the amount you receive at such time and your tax basis in your Note. Capital gain of a non-corporate United States holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period with respect to a Note of more than one year. In general, your tax basis in your Note will be equal to the price you paid for it. The deductibility of capital losses is subject to limitations.

Alternative Treatments

     Alternatively, it is possible that your Note could be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments. If your Note is so treated, you would be required to accrue interest income over the term of your Note based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Note (the "comparable yield"). You would recognize gain or loss upon the sale or maturity of your Note in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your Note would be equal to the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note. Any gain you recognize upon the sale, redemption or maturity of your Note would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Note, and thereafter would be capital loss.

     If your Note is treated as a contingent debt instrument and you purchase your Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of your Note, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your Note in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     In addition, it is also possible that regulations could be issued in the future under section 1260 of the Internal Revenue Code that could apply to your Note. You should consult your tax advisor about the possible application of any such regulations to you.

     Because of the absence of authority regarding the appropriate tax characterization of your Note, it is possible that the Internal Revenue Service could seek to characterize your Note in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of possible alternative characterizations of your Note for U.S. federal income tax purposes.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences--Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     While the matter is not free from doubt, we are of the view that interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act') to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder should not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment. In the event interest paid or credited or deemed for purposes of the Act to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder with which we deal at arm's length is subject to Canadian non-resident withholding tax, we will pay such Additional Amounts as described in the section entitled "Specific Terms of the Notes--Payment of Additional Amounts".

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     With respect to the Notes, Royal Bank will agree to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation will agree to purchase from Royal Bank, the denomination of the Note specified, at the price specified on the front cover of this preliminary pricing supplement. RBC Capital Markets Corporation intends to resell each Note it purchases at the original issue price specified in the final pricing supplement. In the future, RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or another of our affiliates may repurchase and resell the Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. We expect that delivery of the Notes will be made against payment for the Notes on or about November 30, 2007, which is the fourth (4th) business day following the Trade Date (this settlement cycle being referred to as "T+4"). For more information about the plan of distribution, the distribution agreement and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

     To the extent the underwriter resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the notes as such term is defined in the Securities Act of 1933, as amended.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                  US$3,774,000



                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series B

                  Direct Investment Notes due December 9, 2008

                          Linked to a Basket of Stocks



                                November 26, 2007